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                               January 26, 2021

       Mark S. Cosby
       Chief Executive Officer
       The Michaels Companies, Inc.
       8000 Bent Branch Drive
       Irving, Texas 75063

                                                        Re: The Michaels
Companies, Inc.
                                                            Form 10-K for the
Fiscal Year Ended February 1, 2020
                                                            Filed March 27,
2020
                                                            File No. 001-36501

       Dear Mr. Cosby:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended February 1, 2020

       General

   1. We note that your forum selection provision in your Second Amended and Restated
                                                        Certificate of
Incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for
certain litigation, including any    derivative action.    Please tell us
                                                        whether and to what
extent this provision applies to actions arising under the Securities
                                                        Act or Exchange Act. In
that regard, we note that Section 27 of the Exchange Act creates exclusive federal
jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or
the rules and regulations thereunder, and Section 22 of the
                                                        Securities Act creates
concurrent jurisdiction for federal and state courts over all suits brought to enforce any
duty or liability created by the Securities Act or the rules and regulations thereunder.
If the provision applies to Securities Act claims, in future filings, please clearly describe
the provision in your disclosure including any risks to investors related to the
provision. Please also state that there is uncertainty as to whether a court
 Mark S. Cosby
The Michaels Companies, Inc.
January 26, 2021
Page 2
         would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Executive Compensation, page 40

2. We note your disclosure on page 16 of your definitive proxy statement filed April 30,
         2020 that you use the non-GAAP financial objective "EBIT" to determine bonuses under the 2019 Bonus Plan, and that EBIT includes earnings before interest and taxes, with certain adjustments. You also disclose that, for fiscal 2019, the Company achieved financial performance of $579.9 million, which was below the threshold level. In future filings, please provide disclosure regarding how any non-GAAP numbers are calculated from your audited financial statements. In this regard, we were unable to determine the certain adjustments from your audited financial statements resulting in EBIT of $579.9 million for fiscal 2019. See Instruction 5 to Item 402(b) of Regulation S-K.
3. We note your disclosure on page 6 of your definitive proxy filed April 30, 2020 that "Our
         Corporate Governance Guidelines provide that the Board shall be committed to a diversified membership, in terms of both the individuals involved as well as their personal backgrounds, various experiences and areas of expertise." Please tell us whether you consider these guidelines related to diversity as a "diversity policy" with regard to the consideration of diversity in identifying director nominees. If so, in future filings, please describe how this policy is implemented, as well as how the board assesses the effectiveness of this policy. See Item 407(c)(2)(vi) of Regulation
S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Donald Field at 202-551-3680 or Katherine Bagley at 202-551-2545 with any questions.



FirstName LastNameMark S. Cosby                                Sincerely,
Comapany NameThe Michaels Companies, Inc.
                                                               Division of
Corporation Finance
January 26, 2021 Page 2                                        Office of Trade
& Services
FirstName LastName